 **STATE STREET.**

VIA EDGAR

June 24, 2016

Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

RE: TIFF Investment Program ("TIP")
        File Nos. 33-73408 and 811-8234

Commissioners:

Pursuant to Section 17(g) of the Investment Company Act of 1940, as amended, and Rule 17g-1(g)(1) thereunder, please find enclosed: (i) a copy of an extension of TIP's single insured fidelity bond currently in effect with Chubb Group (the "bond") for a three-month period commencing June 30, 2016 and (ii) an Assistant Secretary's certification of the resolutions of a majority of the non-interested Trustees of TIP approving the form and amount of the bond.

Please be advised that the bond's premium for the period June 30, 2015 to September 30, 2016 has been paid.

If you should have any questions or comments, please do not hesitate to contact me at (617) 662-7193.

Sincerely,

/s/ Karen Jacoppo-Wood
Karen Jacoppo-Wood

Enclosures

PREMIUM BILL

Insured: TIFF INVESTMENT PROGRAM   Date: June 21, 2016

Producer: WILLIS OF MARYLAND,, INC.

Company: FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL
          WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
June 30, 2015	70437184	Policy Extension		$ 1,638 A/P
To				
September 30, 2016				
20% Commission				
			TOTAL	$ 1,638 A/P

FEDERAL INSURANCE COMPANY

Endorsement No.: 10

Bond Number: 70437184

NAME OF ASSURED: TIFF INVESTMENT PROGRAM

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1.   BOND PERIOD: from   12:01 a.m. on   June 30, 2015
                                                  to   12:01 a.m. on   September 30, 2016

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 21, 2016   By _____
                                                                                    Authorized Representative

TIFF Investment Program ("TIP")
ASSISTANT SECRETARY'S CERTIFICATE

Approval of the Fidelity Bond Coverage

I, Frances Sebzda, on this 24th day of June 2016, do hereby certify that I am the duly elected Assistant Secretary of TIP, and that at the June 9-10, 2016 meeting of the Board of Trustees of TIP, the following resolutions were adopted by the Board, including a majority of the non-interested Trustees, which said resolutions remain in full force and effect:

RESOLVED, that an extension of the single insured fidelity bond currently in effect with Chubb Group (the "bond") for a three-month period commencing June 30, 2016, in the amount of $3.0 million, covering officers and employees of TIP in accordance with the requirements of Rule 17g-1 under Section 17(g) of the 1940 Act, is reasonable in form and amount and is hereby approved, after having given due consideration to, among other things, the value of the aggregate assets of TIP to which any covered person (which for the purpose of these regulations shall mean each officer and employee of TIP who may, singly or jointly with others, have access to securities or funds of TIP, either directly or through authority to draw upon such funds or to direct generally the disposition of such securities of TIP) may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the portfolio securities of TIP; and it is further

RESOLVED, that the appropriate officers of TIP be, and each hereby is, authorized, directed and empowered to take all necessary action, make any and all payments (including the payment of the premium), in the name of TIP and on its behalf, in order to bind the above mentioned extension for the current fidelity bond; and it is further

RESOLVED, that the assistant secretary or other appropriate representative of TIP be, and each hereby is, authorized, directed and empowered to give notices and make filings pursuant to Paragraph (g) of Rule 17g-1 under the 1940 Act.

/s/ Frances Sebzda
Frances Sebzda
Assistant Secretary, TIFF Investment Program